UNITED STATED
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

 (Amendment No. ___)*

SSGI, Inc.
_____________________________________________________________________
(Name of Issuer)

Common Stock, par value $0.001 per share
______________________________________________________________________________
(Title of Class of Securities)

78467G 10 6
______________________________________________________________________________
(CUSIP Number)

Ryan Seddon
8120 Belvedere Road, Suite 4
West Palm Beach, Florida  33411
(561) 333-3600
_____________________________________________________________________________
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 9, 2009
________________________________________________________________________
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. 

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 78467G 10 6	13D	Page 2 of 7 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Ryan Seddon, ###-##-####
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 17,715,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 17,715,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,715,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 50.3444%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

Item 1.	Security and Issuer

The securities covered by this Schedule 13D are shares of common stock, par value $0.001 per share (the “Common Stock”), of SSGI, Inc., a Florida corporation (the “Issuer”).  The Issuer’s principal executive offices are located at 8120 Belvedere Road, Suite 4, West Palm Beach, Florida  33411.

Item 2.	Identity and Background

(a)    This statement on Schedule 13D is being filed by Ryan Seddon, an individual resident of the State of Florida (the “Reporting Person”);

(b)    The Reporting Person’s business address is 8120 Belvedere Road, Suite 4, West Palm Beach, Florida  33411;

(c)    The Reporting Person’s principal occupation is President, Chief Executive Officer and Chairman of the Board of the Issuer.  The Issuer’s principal business is general contracting.  The Issuer’s business address is 8120 Belvedere Road, Suite 4, West Palm Beach, Florida  33411;

(d)    The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors);

(e)    The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws; and

(f)    The Reporting Person is a citizen of the United States and a resident of the State of Florida.

Item 3.	Source and Amount of Funds or Other Consideration

On December 18, 2007, the Issuer, Surge Solutions Group, Inc. (“Surge”), the Reporting Person and certain other parties entered into an Acquisition Agreement and Plan of Share Exchange (the “Exchange Agreement”) pursuant to which the Issuer purchased all of the shares of Surge’s common stock in a one share for one share exchange.  As a result of the closing of the transactions contemplated by the Exchange Agreement, Surge became a wholly-owned subsidiary of the Issuer and its sole operating company.  In addition, at the closing of the transactions contemplated by the Exchange Agreement, the Reporting Person, who was a shareholder of Surge, received 14,025,000 shares of Common Stock in exchange for his shares of Surge.

On December 17, 2007, the Reporting Person purchased from Ricardo Sahba, a current employee of the Issuer, an additional 9,990,000 shares of Common Stock for $1,000 in cash and a promissory note in the amount of $4,994,000 made payable by the Reporting Person to Mr. Sahba.  Payment of this promissory note is secured by a pledge of the shares of Common Stock sold to the Reporting Person by Mr. Sahba.

On October 3, 2008, the Reporting Person voluntarily forfeited 800,000 shares of Common Stock to the Issuer, which shares were immediately retired by the Issuer.

On February 11, 2009, the Reporting Person sold 6,000,000 shares of Common Stock to Underground Tank Partners in a private transaction.  The purchase price for the sale of such shares was $900,000, paid in cash.

On June 30, 2009, the Issuer, pursuant to the terms of an employment agreement between the Reporting Person and the Issuer, issued to the Reporting Person a warrant to purchase 500,000 shares of Common Stock.

Item 4.	Purpose of Transaction

The information set forth in Item 3 is hereby incorporated by reference in this Item 4.

The Reporting Person has acquired his shares of Common Stock for investment. The Reporting Person evaluates his investment in the shares of Common Stock on a continual basis.  The Reporting Person is an officer and director of the Issuer, and may in the future acquire additional shares of Common Stock, or warrants to purchase shares of Common Stock, pursuant to his employment agreement with the Issuer and/or pursuant to stock and other benefit plans adopted by the Issuer from time to time, or in open market purchases.

The Reporting Person reserves the right to be in contact with other members of the Issuer’s management, the other members of the Issuer’s board of directors, other significant shareholders and others regarding alternatives that the Issuer could employ to increase shareholder value.

The Reporting Person reserves the right to effect transactions that would change the number of shares he may be deemed to beneficially own.

 The Reporting Person further reserves the right to act in concert with any other shareholders of the Issuer, or other persons, for a common purpose should he determine to do so, and/or to recommend courses of action to the other members of the Issuer’s management and board of directors, the Issuer’s shareholders and others.

Other than as set forth in the preceding paragraphs, the Reporting Person does not have any plans or proposals which relate to or would result in:

(a)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)           Any material change in the present capitalization or dividend policy of the Issuer;

(f)
Any other material change in the Issuer’s business or corporate structure including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

(g)	Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)
Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)            Any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer

(a)
As of the date hereof, the Reporting Person beneficially owns 17,715,000 shares of Common Stock, including a warrant to purchase 500,000 shares of Common Stock.  The 17,715,000 shares beneficially owned by the Reporting Person represent 50.3444% of the 34,687,630 shares of Common Stock that the Issuer had outstanding as of November 20, 2009, as reported in the Issuer’s Form S-1/A filed with the Securities and Exchange Commission on November 20, 2009.

(b)	Number of shares as to which the Reporting Person has:
sole power to vote or direct the vote:                           17,715,000
shared power to vote or direct the vote:                            0
sole power to dispose or direct the disposition:         17,715,000
shared power to dispose or direct the disposition:          0

(c)	Not applicable.

(d)	Not applicable.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth in Item 3 is hereby incorporated by reference in this Item 5.

Item 7.                       Material to Be Filed as Exhibits

Exhibit No.	Description

7.1+	Acquisition Agreement and Plan of Share Exchange among the Issuer, the Reporting Person, Michael Yurkowsky and Peter Wilson, dated December 18, 2007
7.2 *	Promissory Note, dated December 17, 2007, in the original principal amount of $4,994,000, executed by the Reporting Person and made payable to the order of Ricardo Sahba

+	Incorporated by reference to the Issuer’s Registration Statement on Form S-1 filed with the Securities and Exchange Commission on July 17, 2009.
*	Incorporated by reference to the Issuer’s Registration Statement on Form S-1 filed with the Securities and Exchange Commission on September 29, 2009.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in the statement is true, complete and correct.

Date: December 10, 2009	Name: Ryan Seddon

/s/ Ryan Seddon
Ryan Seddon